July 12, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. John Fieldsend
Mail Stop 3-8

RE:	Michigan Consolidated Gas Company
Registration Statement No.: 333-124169

Ladies and Gentlemen:

Michigan Consolidated Gas Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Company’s Registration Statement No. 333-124169 (the “Registration Statement”) and declare it effective at 4:00 p.m. on Thursday, July 14, 2005, or as soon thereafter as may be practicable for the Commission.

In making this acceleration request, the Company acknowledges that the disclosure in the Registration Statement is the Company’s responsibility. The Company further acknowledges that the action of the Commission or the Commission staff acting pursuant to delegated authority in declaring the Registration Statement effective, or accelerating the effective date of the Registration Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and does not foreclose the Commission from taking any action with respect to the Registration Statement.

The Company also represents to the Commission that should the Commission or the Commission staff declare the Registration Statement effective or accelerate the effective date thereof, the Company will not assert this action or the related staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 12, 2005

Should you need further information regarding this acceleration request, you may contact Anthony Morrow (313-235-8460) of our legal staff.

Thank you for your assistance.

Michigan Consolidated Gas Company

By	/s/ N. A. Khouri

N. A. Khouri
Vice President and Treasurer